March 5, 2026

David D. Nelson
Chief Executive Officer
West Bancorporation, Inc.
3330 Westown Parkway
West Des Moines, IA 50266

       Re: West Bancorporation, Inc.
           Registration Statement on Form S-3
           Filed February 27, 2026
           File No. 333-293844
Dear David D. Nelson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Joseph T. Ceithaml, Esq.